UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TREASURE ISLAND ROYALTY TRUST

(Name of Issuer)

TRUST UNITS

(Title of Class of Securities)

89462609

(CUSIP Number)

NANCY P. MARX, ESQ.

CUMMINGS & LOCKWOOD LLC

SIX LANDMARK SQUARE

STAMFORD, CONNECTICUT, 06901

(203) 351-4275

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

WITH A COPY TO:

ARTHUR L. ZWICKEL, ESQ.

PAUL, HASTINGS, JANOFSKY & WALKER LLP

515 S. FLOWER STREET, 25TH FLOOR

LOS ANGELES, CA 90071

May 4, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

CUSIP No. 894626209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard C. McKenzie, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,355,022

	8.	Shared Voting Power

	9.	Sole Dispositive Power 10,355,022

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,355,022

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 24.3%*

14.	Type of Reporting Person (See Instructions) IN

________________

* According to the issuer’s Form 10-Q filed May 10, 2006, as of May 9, 2006 it had 42,574,298 Trust Units outstanding.

Item 1.	Security and Issuer

This statement relates to Trust Units of Treasure Island Royalty Trust (the “Trust”) with its principal executive office at Wachovia Bank, North America, as Trustee of the Treasure Island Royalty Trust, Corporate Trust Department, 5847 San Felipe, Suite 1050, Houston, Texas 77057.

Item 2.	Identity and Background

(a)    This Schedule 13D, Amendment No. 4, is filed on behalf of Richard C. McKenzie, Jr. It amends and restates the Schedule 13D filings of Mr. McKenzie concerning the Trust Units beneficially owned by him, initially filed on March 18, 2003, as amended on July 7, 2003, January 28, 2004 and February 28, 2005.

(b)    The business address of Mr. McKenzie is 118 John Street, Greenwich, Connecticut 06831.

(c)    Mr. McKenzie’s present principal occupation is a professional investor.

(d)    During the last five years, Mr. McKenzie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, Mr. McKenzie has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)     Mr. McKenzie is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Trust Units reported in this Schedule 13D, Amendment No. 4 were received in connection with the merger of EEX Corporation (“EEX”) and a wholly-owned subsidiary of Newfield Exploration Company (“Newfield”), pursuant to the Agreement and Plan of Merger between such companies (the “Merger”).

Immediately prior to effective time of the Merger, Mr. McKenzie beneficially owned 7,605,705 shares of common stock, par value $0.01, of EEX (the “EEX Shares”), which were held in various retirement accounts and trusts. The EEX Shares were purchased for an aggregate price of $14,993,140. Mr. McKenzie's personal funds were used to purchase the shares held in his retirement accounts. He also provided the working capital of used to purchase the EEX Shares held in the trust accounts.

The Merger consideration was comprised of 0.05703 shares of common stock of Newfield, par value $0.01 per share (the “Newfield Shares”), for each EEX Share, but stockholders of EEX were given the opportunity to elect to receive Trust Units in lieu of the Newfield Shares. Mr. McKenzie elected to receive Trust Units for the EEX Shares held in his various retirement accounts, and as trustee of the various trusts, he elected to receive Trust Units for the EEX Shares held in such trusts.

Item 4.	Purpose of Transaction

All of the Trust Units enumerated in Item 5 were acquired in connection with the Merger, and were acquired for investment purposes.

Mr. McKenzie intends to review from time to time the Trust's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Mr. McKenzie may consider from time to time various alternative courses of action. Such actions may include, the acquisition of additional Trust Units through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise. Alternatively, depending on Mr. McKenzie's evaluation and review of the Trust, as well as general economic and industry conditions existing at the time, Mr. McKenzie may elect to sell or dispose of all or a portion of the Trust Units in the open market, in privately negotiated transactions, through a public offering, by gift or otherwise.

Except as set forth above, Mr. McKenzie does not have any plans or proposals with respect to the Trust which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)    Mr. McKenzie beneficially owns 10,355,022 Trust Units, which represents 24.3% of the outstanding Trust Units.

(b)    Mr. McKenzie has the sole power to vote and dispose of 10,355,022 Trust Units.

(c)    Mr. McKenzie has not effected any transactions in any Trust Units during the past 60 days.

(d)    Seven Bridges Foundation, Inc. (the “Foundation”), a Connecticut corporation that has been recognized by the Internal Revenue Service as being exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, has the right to receive dividends from and the proceeds of the sale of 5,873,196 Trust Units. Mr. McKenzie gifted such Trust Units to the Foundation on May 4, 2005. Mr. McKenzie disclaims beneficial ownership of such Trust Units.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Material to Be Filed as Exhibits
Not applicable.

[SIGNATURE PAGE FOLLOWS]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2006
Date
/s/ Richard C. McKenzie, Jr.
Signature

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